Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	ATLANTA, GA BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV LOS ANGELES, CA PHILADELPHIA, PA PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail: kleinj@ballardspahr.com

February 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Norman Gholson, Attorney Advisor James Giugliano, Staff Attorney Jill Davis, Branch Chief George Schuler, Mining Engineer

Re:	Capital Gold Corporation
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 29, 2008
Schedule 14A filed December 8, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
File No. 000-13078

Ladies and Gentlemen:

We are pleased to provide this response letter on behalf of Capital Gold Corporation (“Registrant” or the “Company”) to the Staff’s comment letter dated January 30, 2009 regarding the Registrant’s Form 10-K for the fiscal year ended July 31, 2008 filed on October 29, 2008 (the “Form 10-K”), the Registrant’s Schedule 14A filed on December 8, 2008 (the “Proxy Statement”) and the Registrant’s Form 10-Q for the fiscal quarter ended October 31, 2008 filed on December 10, 2008 (the “Form 10-Q” and, together with the Form 10-K and Proxy Statement, the “Filings”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

February 13, 2009

Form 10-K for the Fiscal Year Ended July 31, 2008

Report of Independent Registered Public Accounting Firm, page F-l

1.
We note your response to our prior comment number seven and continue to believe that each financial statement period reported needs to have complete corresponding footnote disclosure to satisfy the information required to be disclosed by generally accepted accounting principles.  To the extent your footnotes omit those disclosures, which constitute an integral part of the financial statements, it is unclear how you can conclude that the information is a fair presentation in accordance with GAAP.  Accordingly, please expand your footnote disclosure to include all requirements under generally accepted accounting principles for each financial statement period that you elect to present.  Refer to AU Section 431.03, as adopted by PCAOB Rule 3200T.  Also refer to paragraph 16 of FAS 13, paragraph 45 of FAS 109, paragraphs 30 and 31 of FAS 52, paragraph 40 of FAS 128, paragraph A240c of FAS 123R, paragraph 45c of FAS 123, paragraph 5a of APB 12 and other standard which requires certain specific disclosures for “each year for which an income statement is provided”.

RESPONSE:  The Registrant will amend its Form 10-K to comply with this comment.

Statement of Operations, Page F-3

2.
We note your response to our prior comment number nine and are not in a position to agree with your conclusion.  Absent any other specific accounting guidance, we believe that SAB Topic 14F applies to all share-based payments within the scope of FAS 123(R), irrespective of whether the share-based payments are to employees or non-employees.  As previously requested, please classify your expense related to non-employee share-based payment arrangements in the same line or lines as cash payments made for the same purposes.  Please modify your presentation within your statement of operations to apply the guidance of SAB Topic 14F to your equity based compensation.

RESPONSE: The Registrant will amend its Form 10-K to remove “Equity-Based Compensation” as a line item in its Statement of Operations and will include the amount previously reported as Equity-Based Compensation in the “General and Administrative” line item.

February 13, 2009

Statement of Cash Flows, page F-6

3.
We note in your response to our prior comment ten you state that the purpose of your separate presentation of the non-cash change in fair value versus the actual cash settlement paid.  However, neither your line item captioning nor supplemental footnote disclosure enable the reader to obtain this understanding.  If you wish to present these amounts separately, please modify your line item caption or other financial statement disclosure to clarify the difference between the two amounts.  Alternatively, please present these amounts net and separately disclose the cash amount paid.

Please also ensure that all comparative periods are presented consistently.  For example, it appears that in FY 2008 you present your cash settlement of $1,166,000 gross from your non-cash change in fair value of $1,356,000, while in FY 2007 you present your cash settlement of $460,000 net with your non-cash change in fair value of $1,226,000.  Please tell us how you intend to present these amounts in your amended filing.

RESPONSE:  The Registrant will amend its Form 10-K to modify its line item caption to be “Loss on change in fair value of derivative”.  In its amended 10-K, the Registrant will present this information consistently by reporting such amounts as gross amounts, not net amounts.

Notes to Consolidated Financial Statements, page F-8

4.
In regards to our prior comment number 12, please expand your proposed disclosure to include the disclosures pursuant to paragraphs 10 thru 15 of FAS 107 as they relate to your long-term debt, or tell us why you believe this disclosure is not necessary.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

RESPONSE:  The Registrant will amend its Form 10-K to include the following disclosure:

“Long-term Debt

The carrying value of the Company’s long-term debt approximates fair value.”

Note 2 - Summary of Significant Accounting Policies

Ore on Leach Pads and Inventories, page F-9

5.
We note your proposed disclosure in your response to our prior comment number 13.  Please expand your proposed disclosure to indicate whether your inventory is reported at the lower of cost or market.  Refer to ARB 43, Chapter 4, Statement 5, paragraph 8.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“Ore on Leach Pads and Inventories (“In-Process Inventory”)

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months.”

February 13, 2009

6.
In regards to our prior comment number 15, please confirm to us that all of the ore included in your inventory of ore on leach pads at July 31, 2007 was placed on the leach pad as of July 31, 2007, and such inventory amount does not include ore placed, or expected to be placed, on the leach pad after July 31, 2007.

RESPONSE:  The Registrant confirms that all of the ore included in inventory of ore on leach pads at July 31, 2007 did not include ore placed, or expected to be placed, on the leach pad after July 31, 2007.

Revenue Recognition, page F-12

7.
We have reviewed your response to our prior comment number 17 which indicates that your “sales of dore bars are recorded at estimated values, and are further adjusted based upon final quality assessment or assay.”  Please expand your disclosure to explain how you account for the provisionally-priced component of your metal sales contracts.  Please refer to Item VII of the September 25, 2002, SEC Regulations Committee Meeting highlights, which can be located at:

http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“Revenue is recognized from the sale of gold dore when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered to the refinery, the title and risk of loss has been transferred to the refiner and collection of the sales price is reasonably assured from the customer.  Sales are calculated based upon assay of the dore’s precious metal content and its weight.  The Company receives 95% of the precious metal content contained within the dore from the refinery based upon the preliminary assay of the Company.  The Company forwards an irrevocable transfer letter to the refinery to authorize the transfer of the precious metal content to the customer.  The sale is recorded by the Company upon the refinery pledging the precious metal content to the customer.”

8.	To the extent you net by-product sales against “costs applicable to sales”, please disclose the amount of by-product sales for each period “costs applicable to sales” is presented.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“Revenues from by-product sales, which consist of silver, will be credited to Costs applicable to sales as a by-product credit.  By-product sales amounted to $707, $0 and $0 for the fiscal years ended July 31, 2008, 2007 and 2006, respectively.”

February 13, 2009

Equity Based Compensation, page F-l 3

9.
We note your response to our prior comment number 19 and are unable to agree with your conclusion.  As noted in our comment number one above, because you present an income statement for the fiscal year ended July 31, 2006, and because the disclosure requirements of paragraph 45c of FAS 123 require presentation “for all periods presented”, we believe you should expand your disclosure in your amended filing for the periods presented prior to your adoption of FAS 123R to include the requirements of paragraph 45 of FAS 123.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

RESPONSE:  The Registrant will amend its Equity Based Compensation footnote in its Form 10-K as follows:

“Equity Based Compensation

In connection with offers of employment to the Company’s executives as well as in consideration for agreements with certain consultants, the Company issues options and warrants to acquire its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

Such options and warrants may be exercisable at varying exercise prices currently ranging from $0.24 to $0.85 per share of common stock with certain of these grants becoming exercisable immediately upon grant. Certain grants have vested or are vesting over a period of five years. Also, certain grants contain a provision whereby they become immediately exercisable upon a change of control.

Effective February 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R “Accounting for Stock Based Compensation” (“SFAS 123R”). Under SFAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. The Company adopted the provisions of SFAS 123R using a modified prospective application. Under this method, compensation cost is recognized for all share-based payments granted, modified or settled after the date of adoption, as well as for any unvested awards that were granted prior to the date of adoption. Prior periods are not revised for comparative purposes. Because the Company previously adopted only the pro forma disclosure provisions of SFAS 123, it will recognize compensation cost relating to the unvested portion of awards granted prior to the date of adoption, using the same estimate of the grant-date fair value and the same attribution method used to determine the pro forma disclosures under SFAS 123, except that forfeitures rates will be estimated for all options, as required by SFAS 123R.

February 13, 2009

The cumulative effect of applying the forfeiture rates is not material. SFAS 123R requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on the historical volatility of the price of the Company stock. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, expected life and forfeiture rates. The estimated per share weighted average grant-date fair values of stock options and warrants granted during the fiscal years ended July 31, 2008, 2007 and 2006; were $0.62,  $0.33 and $0.38, respectively. The fair values of the options and warrants granted were estimated based on the following weighted average assumptions:

	Year ended July 31,
	2008	2007	2006
Expected volatility	47.60 – 60.88%	73%	95 – 165%
Risk-free interest rate	4.61%	5.75%	5.95%
Expected dividend yield	-	-	-
Expected life	5.5 years	2.4 years	1-2 years

February 13, 2009

Stock option and warrant activity for employees during the fiscal years ended July 31, 2008, 2007 and 2006 are as follows (all tables in thousands, except for option, price and term data):

	Number of Options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate intrinsic value

Outstanding at July 31, 2005	4,711,363	$.09	0.30	$1,278
Options granted	4,611,363	.13	-	-
Options exercised	(590,909)	.05	-	-
Options expired	(3,161,363)	.05	-	-

Outstanding at July 31, 2006	5,570,454	$.16	-	$702
Options granted	1,050,000	.36	-	-
Options exercised	(3,570,909)	.08	-	-
Options expired	(549,545)	.22	-	-

Warrants and options outstanding at July 31, 2007	2,500,000	$.34	1.20	$255
Options granted*	2,500,000	.63	-	-
Options exercised	(1,450,000)	.32	-	-
Options expired	-	-	-	-

Warrants and options outstanding at July 31, 2008	3,550,000	$.55	4.00	$334

Warrants and options exercisable at July 31, 2008	1,800,000	$.47	2.83	$308

* Issuances under 2006 Equity Incentive Plan.

February 13, 2009

Unvested stock option and warrant balances for employees at July 31, 2008, 2007 and 2006 are as follows:

	Number of Options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Outstanding at July 31, 2005	-	$-	-	-
Options granted	150,000	.32	2.00	$17
Outstanding at July 31, 2006	150,000	$.32	1.67	$17
Options granted	-	-	-	-
Outstanding at July 31, 2007	150,000	$.32	0.67	$18
Options granted	2,500,000	.63	-	-
Options vested	(900,000)	.58	-	-
Unvested Options outstanding at July 31, 2008	1,750,000	$.63	4.49	$8

Stock option and warrant activity for non-employees during the years ended July 31, 2008, 2007 and 2006 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value

Warrants and options outstanding at July 31, 2005	31,902,004	$.30	1.13	$3,430
Options granted	6,844,000	.28	-	-
Options exercised	(12,835,004)	.29	-	-
Options expired	(350,000)	.10	-	-

Warrants and options outstanding at July 31, 2006	25,561,000	$.29	1.33	$1,940
Options granted	16,982,542	.33
Options exercised	(18,633,000)	.29	-	-
Options expired	(1,375,000)	.31	-	-

Warrants and options outstanding at July 31, 2007	22,535,542	$.33	1.48	$2,578
Options granted*	1,715,000	$.66	-	-
Options exercised	(21,555,542)	.33	-	-
Options expired	(680,000)	.30	-	-

Warrants and options outstanding at July 31, 2008	2,015,000	$.62	3.54	$54

Warrants and options exercisable at July 31, 2008	1,560,000	$.61	2.71	$48

* 1,115,000 issued under 2006 Equity Incentive Plan.

February 13, 2009

Unvested stock option and warrant balances for non-employees at July 31, 2008, 2007 and 2006 are as follows:

	Number of Options	Weighted Average Exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Outstanding at July 31, 2006	-	$-	-	$-
Options granted	-	-	-	-
Options vested	-	-	-	-

Outstanding at July 31, 2007	-	$-	-	$-
Options granted	650,000	.63	-	-
Options vested	(195,000)	.63	-	-

Unvested options outstanding at July 31, 2008	455,000	$.63	4.49	$3

The impact on the Company’s results of operations of recording equity based compensation for the fiscal years ended July 31, 2008, 2007 and 2006, for employees and non-employees was approximately $987, $492 and $362 and reduced earnings per share by $0.01, $0.00 and $0.00 per basic and diluted share, respectively.  The Company has not recognized any tax benefit or expense for the fiscal years ended July 31, 2008, 2007 and 2006, related to these items due to the Company’s net operating losses and corresponding valuation allowance within the U.S. (See Note 22).

As of July 31, 2008, 2007 and 2006, there was approximately $686, $53 and $53, respectively, of unrecognized equity based compensation cost related to options granted to executives and employees which have not yet vested.

Prior to the adoption of FAS 123R, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25 issued in March 2000 (“FIN 44”), to account for its fixed plan stock options. Under this method, compensation expense  was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amended FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.

February 13, 2009

The following table illustrates the effect on the net loss and net loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation prior to February 1, 2006:

Year Ended July 31, 2006 (dollars in thousands)
Net Loss	$(4,805)
Add stock-based employee compensation expense (recovery) included in reported net income loss	-
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(773)
Pro forma net loss	$(5,578)
Pro forma net loss per common share (basic and diluted)	$(.05)
Weighted average of common share (basic and diluted)	112,204,471
Net loss per common share basic and diluted	$(.04 )”

Note 8 - Property and Equipment, page F-20

10.
In regards to your response to our prior comment number 21, your proposed change in title of the separate asset component for “asset retirement obligation” to “asset retirement cost” does not satisfy our original comment.  Continuing to present a separate asset component incurred in the initial recognition of your asset retirement obligation liability, does not appear to comply with paragraph 11 of FAS 143.  Paragraph 11 requires that an entity recognize the asset retirement obligation liability by “increasing the carrying amount of the related long-lived asset by the same amount as the liability.” This approach would result in an increased carryingƒ value of the asset for which the retirement obligation exists.  Paragraph 11 does not allow for the creation of a separately-identifiable asset: an ‘‘asset retirement cost” asset, as you contemplate in your response.  Please modify your presentation in accordance with paragraph 11 of FAS 143, and provide us with a sample of your proposed modified disclosure.

RESPONSE:  The Registrant will amend its Property and Equipment footnote in its Form 10-K as follows:

February 13, 2009

“NOTE 8 – Property and Equipment

Property and Equipment consist of the following:

	(in thousands)
	July 31, 2008	July 31, 2007
Process equipment and facilities	$21,693	$17,503
Mining equipment	974	863
Mineral properties	141	141
Construction in progress	1,277	-
Computer and office equipment	316	212
Improvements	16	16
Furniture	38	23
Total	24,455	18,758
Less: accumulated depreciation	(3,537)	(758)
Property and equipment, net	$20,918	$18,000

Depreciation expense for the fiscal years ended July 31, 2008, 2007 and 2006 was approximately $2,779, $720 and $34, respectively.”

February 13, 2009

Warrants and Options, page F-25

11.
In your expanded disclosure proposed in response to our prior comment number 25, we note that the grant date fair value of the options or warrants issued equals the exercise price.  For example, in relation to your November 30, 2006 grant of 300,000 options to independent directors, you disclose the options have a term of two years, the exercise price is $0.33 and the grant date fair value was $0.33 per option.  In relation to your December 20, 2007 grant of 3,150,000 options, you disclose the fair value of the options totaled $1,060,000 - which implies a grant date fair value of approximately $0.34 per option - but you disclose that both the grant date fair value and the exercise price of each option was $0.63.  For each option or warrant issuance that you have identified, please tell us what methodology you utilized to determine the FV of the options or warrants granted.  If a model was used to determine the fair value, please identify the model and the significant inputs to that model.

RESPONSE:  The Registrant will amend its Warrants and Options footnote in its Form 10-K as follows:

“Warrants and Options

The fair value of each warrant and option award is estimated on the date of grant using a Black-Scholes option valuation model.  The Company issues warrants and options to purchase common stock with an exercise price of no less than fair market value of the underlying stock at the date of grant.

On November 30, 2006, the Company’s board of directors granted 100,000 common stock options to each of John Postle, Ian A. Shaw and Mark T. Nesbitt, the Company’s independent directors. The options are to purchase shares of the Company’s common stock at an exercise price of $0.33 per share (the closing price of its common stock on that date) for a period of two years. The Company utilized the Black-Scholes method to fair value the 300,000 options received by the directors and recorded approximately $40 as equity based compensation expense.  The grant date fair value of each stock option was $0.13.

On December 13, 2006, the Company issued two year options to purchase the Company’s common stock at an exercise price of $0.36 per share to its Chief Operating Officer, Chief Financial Officer and the Company’s Canadian counsel.  These options are for the purchase of 250,000 shares, 100,000 shares and 100,000 shares, respectively.  The Company utilized the Black-Scholes Method to fair value the 450,000 options received by these individuals and recorded approximately $61 as stock based compensation expense.  The grant date fair value of each stock option was $0.14.

On March 22, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price of $0.45 per share to the Company’s then SEC Counsel.  These options are for the purchase of 100,000 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $15 as equity based compensation expense.  The grant date fair value of each stock option was $0.15.

On June 13, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price of $0.384 per share to the Company’s CFO.  These options are for the purchase of 500,000 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $65 as equity based compensation expense.  The grant date fair value of each stock option was $0.13.

On August 13, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price ranging from $0.43 to $0.50 per share to outside parties for services provided.  These options are for the purchase of 465,000 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $58 as equity based compensation expense.  The average grant date fair value of each stock option was $0.12 with an exercise price of no less than fair market value of the underlying stock at the date of grant.

February 13, 2009

On December 20, 2007,  at the recommendation of the Compensation Committee of the Board of Directors, the Company’s executive officers , directors and employees, Gifford Dieterle, John Brownlie, Christopher Chipman, Jeffrey Pritchard, Scott Hazlitt, Ian Shaw, John Postle, Mark Nesbitt, Roger Newell, Robert Roningen, and employees were granted 500,000, 500,000, 500,000, 500,000, 350,000, 150,000, 150,000, 150,000, 100,000, 100,000 and 150,000 stock options, respectively, aggregating 3,150,000 stock options under our 2006 Equity Incentive Plan . The stock options have a term of seven years and vest as follows: 20% vested upon issuance and the balance vest 20% annually thereafter. The exercise price of the stock options is $0.63 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan, unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon the happening of a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 3,150,000 options received by these individuals totaling $1,060.  For the fiscal year ended July 31, 2008, the Company recorded approximately $375 in equity compensation expense on the vested portion of these stock options. The grant date fair value of each stock option was $0.34.

On July 17, 2008, the Company closed in escrow pending execution of Mexican collateral documents and certain other ministerial matters an Amended And Restated Credit Agreement (the “Credit Agreement”) involving our wholly-owned Mexican subsidiaries Minera Santa Rita S. de R.L. de C.V. (“MSR”) and Oro de Altar S. de R.L. de C.V. (“Oro”), as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank PLC (“Standard Bank”), as the lender.  Pursuant to the Credit Agreement, the Company agreed to issue to Standard Bank a two year warrant to purchase an aggregate of 600,000 shares of our common stock at an exercise price of $0.852 per share.  The warrants were valued at approximately $103 using the Black-Scholes option pricing model and were reflected as deferred financing costs as a reduction of stockholders' equity on the Company’s balance sheet as of July 31, 2008 (See Note 17).  The grant date fair value of each stock option was $0.17.”

Definitive Proxy Statement on Schedule 14A filed December 8, 2008

Executive Compensation

Objectives and Philosophy of Executive Compensation, page 15, and Elements of Compensation, page 16

12.
We note your proposed response number 30.  We assume that the term “the Compensation Consultant” in the third sentence of the first proposed paragraph should actually be “the Compensation Committee.” Please advise or revise.

RESPONSE:  The reference to Compensation Consultant in the third line should actually be a reference to the Compensation Committee.  The Registrant will correct the reference in its amended Proxy Statement.

February 13, 2009

Employment and Engagement Agreements, page 17

13.	We note your response number 34. Please provide a brief, understandable summary of that information in your Form 10-K.

RESPONSE:  The Registrant will amend its Form 10-K and Proxy Statement to include the following disclosure:

“A “Change of Control” is deemed to occur on the earlier of (1) the date any person is or becomes the beneficial owner of securities representing 30% or more of the voting power of the Company’s then outstanding securities; (2) the date on which the following individuals cease for any reason to constitute a majority of the number of directors then serving: (i)individuals who, as of the date of the Change of Control Agreement, constitute the Board and (ii) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date of the Change of Control Agreement or whose appointment, election or nomination for election was previously so approved or recommended; (3) the consummation of a merger or consolidation of the Company or any direct or indirect subsidiary with another entity, other than a transaction where the individuals serving on the board of directors constitute at least a majority of the combined entity and the outstanding securities continue to represent at least 50% of the combined voting power of the combined entity or a transaction to effect a recapitalization of the Company where no person is or becomes the holder of securities representing 30% or more of the combined voting power; (4) the approval by the stockholders of the Company or a plan of complete liquidation or dissolution of the Company; or (5) the sale or disposition or all or substantially all of the Company’s assets, other than a sale or disposition to an entity of which 50% the combined voting power is held by the Company’s stockholders.

However, a Change in Control will not be deemed to occur if the record holders of the Company’s stock continue to have substantially the same proportionate ownership of the Company following such transaction or series of transactions.

A “Potential Change of Control” occurs when (1) the Company enters into an agreement, the consummation of which would result in a Change in Control; (2) a person publicly announces an intention to take or to consider taking actions, the consummation of which would result in a Change in Control, which announcement has not been rescinded; (3) a person becomes the beneficial owner of securities representing 20% or more of outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; or (4) the Board adopts a resolution that a Potential Change of Control exists, which resolution has not been modified.

A Potential Change of Control shall cease to exist not later than the occurrence of a Change of Control.”

February 13, 2009

14.	We note your response number 35. Please provide us with your proposed revised disclosure once the Board has approved the amended employment agreements.

RESPONSE:  The Registrant will amend its Form 10-K and Proxy Statement to include the following disclosure:

“In conjunction with the employment agreements, our Board of Directors deeming it essential to the best interests of its stockholders to foster the continuous engagement of key management personnel and recognizing that, as is the case with many publicly held corporations, a change of control might occur and that such possibility, and the uncertainty and questions which it might raise among management, could result in the departure or distraction of management personnel to the detriment of the Company and its stockholders, determined to reinforce and encourage the continued attention and dedication of members of our management to their engagement without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the Company, it entered into identical agreements regarding change in control with the executives. Each of the agreements regarding change in control continues through December 31, 2011 and automatically renews for successive one-year periods unless either party provides the other party with written notice of its intent not to renew at least thirty (30) days prior to the expiration of the then current term.  Notwithstanding the foregoing, if a change in control occurs during the term of the agreements, the term of the agreements will continue through the second anniversary of the date on which the change in control occurred. Each of the agreements entitles the executive to change of control benefits, as defined in the agreements and summarized below, upon his termination of employment with us during a potential change in control, as defined in the agreements, or after a change in control, as defined in the agreements, when his termination is caused (1) by us for any reason other than permanent disability or cause, as defined in the agreement (2) by the executive for good reason as defined in the agreements or, (3) by the executive for any reason during the 30 day period commencing on the first date which is six months after the date of the change in control. Each executive would receive a lump sum cash payment of three times his base salary and three times his bonus award for the prior year, as well as outplacement benefits. Each agreement also provides that the executive is entitled to a payment to make him whole for any federal excise tax imposed on change of control or severance payments received by him.”

Compensation of Directors, page 20

15.	We note your response number 36. The meaning of the second sentence in the first paragraph is not clear. Please advise.

RESPONSE:  The Compensation Committee awarded shares of restricted stock to the directors as compensation for services performed during the fiscal year ended July 31, 2008.  Because the awards were made as part of compensation for services already rendered, and not as incentive for future performance, the Compensation Committee felt it was appropriate that the shares vest immediately.

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February 13, 2009

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure the Filings;

•
staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff of the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely, /s/ Justin P. Klein Justin P. Klein